UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023
Commission File Number: 001-41641

SATIXFY COMMUNICATIONS LTD.
 (Translation of registrant’s name into English)

12 Hamada Street, Rechovot 670315
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

EXPLANATORY NOTE

On October 19, 2023, Satixfy Communications Ltd. (the “Company”) held its annual general meeting of shareholders (the “Meeting”), as described in the Notice and Proxy Statement that was attached as Exhibit 99.1 to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on September 15, 2023. An aggregate of 47,414,593 of the Company’s ordinary shares, representing approximately 58.7% of the issued and outstanding ordinary shares of the Company as of the record date for the Meeting, were present or represented by proxy at the Meeting. At the Meeting, the following proposals were voted upon, with the results of such voting as set forth below; the requisite majority of the Company’s shareholders, in accordance with the Israeli Companies Law, 5759-1999 (the “Companies Law”) and the Company’s Amended and Restated Articles of Association, approved all of the proposals.

Results of the Meeting:

Proposal No. 1: To approve and adopt, in accordance with the Companies Law, (i) the Share Purchase Agreement, dated August 30, 2023, between the Company and MDA Space and Robotics Limited, an affiliate of MDA Ltd., and the transactions and agreements contemplated thereby, including the Non-Competition Agreement and the Transition Services Agreement and (ii) the proposed Master Purchase Agreement and the related Digital Payload License Agreement, Investor Rights Agreement, Escrow Service Agreement, License Agreement, Security Agreements and the related ancillary agreements (all of the foregoing, collectively, the “MDA Transactions”).

For	Against	Abstain	Broker Non-Votes
46,158,676	22,824	1,277,002	6,091

Proposal No. 2: To approve the proposed special transaction bonus to be paid to the Executive Chairman of the Board of Directors of the Company in respect of the MDA Transactions.

For	Against	Abstain	Broker Non-Votes
38,613,193	3,347,654	5,438,635	15,111

Proposal No. 3: To re-elect Yair Shamir as a Class I director, to serve until the 2026 annual meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Amended and Restated Articles of Association or the Companies Law.

For	Against	Abstain	Broker Non-Votes
39,630,435	1,234,325	6,549,833	0

Proposal No. 4: To approve an amendment to the Company’s Compensation Policy for Executive Officers and Directors.

For	Against	Abstain	Broker Non-Votes
45,181,307	1,343,135	875,049	15,102

Proposal No. 5: To approve and ratify the appointment of Ziv Haft Certified Public Accountants (Isr.), certified public accountants in Israel and a member firm of BDO International Limited, as the Company’s independent registered public accounting firm for the year 2023 and until the next annual meeting of shareholders.

For	Against	Abstain	Broker Non-Votes
46,530,435	17,347	866,811	0

The votes cast in favor of each of Proposals 1 and 2 included approval by a majority of the votes of shareholders who did not have a personal interest in the approval of each such proposal that voted at the Meeting, excluding abstentions, and, in the case of Proposal 1, also the total number of shares held by shareholders who did not have a personal interest in such Proposal that voted against such Proposal did not exceed two percent (2%) of the aggregate voting rights in the Company.

In addition, the votes cast in favor of Proposal 4 included approval by a majority of the votes of shareholders who are not controlling shareholders (as such term is defined in the Companies Law) of the Company and shareholders who did not have a personal interest in the approval of the Proposal that voted at the Meeting, excluding abstentions, and the total number of shares held by non-controlling shareholders or anyone of their behalf and by shareholders who did not have a personal interest in such Proposal that voted against such Proposal did not exceed two percent (2%) of the aggregate voting rights in the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SatixFy Communications Ltd.

By:	/s/ Oren Harari
Oren Harari
Interim Chief Financial Officer

October 20, 2023